Shareholder Update

Annual Meeting Results
An annual meeting of the funds shareholders was held on August 27, 2001. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.


(1) The funds shareholders, voting as a single class, elected the following directors:

Shares	       SharesWithholding
Voted For        Authority toVote

Robert J. Dayton		8,826,712            106,722
Andrew S. Duff			 8,826,712           106,722
Roger A. Gibson			 8,826,712           106,722
Andrew M. Hunter III		 8,826,712             106,722
Leonard W. Kedrowski		 8,821,474           111,958
John M. Murphy, Jr.		 8,826,712             106,722
Richard K. Riederer		8,826,712             106,722
Joseph D. Strauss		 8,826,712            106,722
Virginia L. Stringer		 8,826,712            106,722
James M. Wade                    8,826,712            106,722


(2) The funds shareholders, voting as a single class ratified the selection by the funds board of directors of Ernst & Young LLP as the independent public accountants for the fund for the fiscal year ending
October 31, 2001. The following votes were cast regarding this matter:

       Shares		Shares
   Voted For         Voted Against	        Abstentions

    8,841,157                   37,101                  55,175

Change of Accountants
On August 27, 2001 KPMG LLP (KPMG) resigned as independent accountants for the fund. KPMGs reports on the funds financial statements for the past two years have not contained an adverse opinion or a disclaimer of opinion, and have not been qualified as to uncertainty, audit scope, or accounting principles. In addition, there have not been any disagreements with KPMG during the funds two most recent fiscal years on any matter of accounting principles of practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports. The funds board of directors, upon the recommendation of the audit committee, appointed Ernst & Young LLP as the independent accountants for the fund for the fiscal year ending October 31, 2001.


Dividend Reinvestment Plan
As a shareholder, you may choose to participate in the Dividend Reinvestment
Plan. It is a convenient way to buy additional shares of the fund by automatically reinvesting dividends and capital gains.
The plan is administered
by EquiServe, the plan agent.


Eligibility/Participation
If you hold shares of the fund in your own name, you are an automatic participant in the plan unless you elect to withdraw. If your shares are held in the name of a brokerage firm, bank or other nominee, you should contact your nominee to see if it will participate in the plan on your behalf.

Plan Administration
If you participate in the plan, you will receive the equivalent in shares of the fund as follow: (1) if the market price of the shares on the payment date of the dividend or distribution is equal to or exceeds the funds net asset value, participants will be issued fund shares at the higher of net asset value or
95% of the market price; or (2) if the market price is lower than net asset value, the plan agent will receive the dividend or capital gain distributions in cash and apply them to buy fund shares on your behalf in the open market, on the New York
Stock Exchange or eleswhere, for your account. If the market price exceeds the net asset value of the fund's shares before the plan agent has completed its puchases, the average per-share purchase price paid by the plan agent may exceed the net asset value of the funds shares. This would result in the acquistion of fewer shares than if the dividend or capital gain distributions had been paid in shares issued by the fund.

There is no direct charge for the reinvestment of dividends and capital gains, since EquiServes fees are paid for by the fund.
However, if fund shares are
purchased in the open market, each participant pays a pro rata portion of the brokerage commissions. Brokerage charges are expected to be lower than those for individual transactions because shares are purchased for all participants in blocks.

Tax Information
Distributions invested in additional shares of the fund are subject to income tax, to the same extent as if received in cash.
When shares are issued by the
fund at a discount from market value, shareholders will be treated as having received distributions of an amount equal to the full market value of those shares. Shareholders, as required by the Internal
Revenue Service, will receive
Form 1099 regarding the federal tax status of the prior year's distributions.

Plan Withrdrawal
If you hold your shares in your own name, you may terminate your participation in the plan at any time by giving written notice to EquiServe. Written instructions should include your name and address as they appear on the certificate or account.

If notice is received at least 10 days before the record date, all future distributions will be paid directly to the shareholder of record. If your shares are issued in certificate form and you discontinue your participation in the plan, you (or your nominee) will receive an additional certificate for all full shares and a check for any fractional shares in your account. In lieu of receiving a certificate, you may request the plan agent to sell part or all of your reinvested shares held by the agent at market price and remit the proceeds to you, net of any brokerage commissions. A $2.50 fee is charged by the plan agent upon any cash withdrawal or termination. If your shares are registered in your brokerage firms name, you should contact your investment professional to terminate your participation.

Plan Amendment/Termination
The fund reserves the right to amend or terminate the plan. Should the plan be amended or terminated, participants will be notified in writing at least 90 days before the record date for such dividend or distribution.
The plan may also be
amended or terminated by EquiServe with at least 90 days written notice to participants in the plan.

Any question about the plan should be directed to your investment professional or to EquiServe at 1-800-426-5523.